UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   741929 10 3
                                 (CUSIP Number)

                               Sean O'Sullivan RLT
                      6800 West Gate Blvd, Ste 132, PMB #123
                               Austin, Texas 78745
                                 (512) 698-9600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.

741929 10 3
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Sean O'Sullivan
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [X]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
      PF
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5.    Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)  [ ]
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6.    Citizenship or Place of Organization

      UNITED STATES
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                  7.    Sole Voting Power
Number of               10,666,667 shares of common stock, par value $0.01 per
Shares                  share
Beneficially      --------------------------------------------------------------
Owned by          8.    Shared Voting Power
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power
Person With             10,666,667 shares of common stock, par value $0.01 per
                        share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      10,666,667 shares of common stock, par value $0.01 per share
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12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  [ ]
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13.   Percent of Class Represented by Amount in Row (11)
      9.4%
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14.   Type of Reporting Person (See Instructions)
      IN
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

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7901 Jones Branch Drive, Suite 900, McLean,
Virginia 22102.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (f):

      This Amendment is being filed on behalf of the following natural person (the "Filer"): Sean O'Sullivan, as Trustee for the Sean O'Sullivan Revocable Living Trust, also known as Sean O'Sullivan RLT. Mr. O'Sullivan is a self-employed engineer and entrepreneur who from time to time makes purchases in public and private entities. His principal business address is 6800 West Gate Blvd, Ste 132, PMB #123, Austin, Texas 78745.

      The Filer has not (i) been convicted in a criminal proceeding or
      (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Filer is a citizen of the United States and additionally is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 15, 2006, the Filer made a private investment in a public equity ("PIPE") in the Issuer of $5,000,000.00 in exchange for 6,666,667 shares of common stock.

Prior to this time, over a period of about 1 year, the Filer had acquired beneficial ownership of 4,000,000 shares in the company through transactions on the NASDAQ public market. 1,000,000 of these shares were purchased for the benefit of his charitable foundation, The O'Sullivan Foundation, for which the Filer disclaims ownership of the shares other than in terms of control of the voting rights, by virtue of the Filer being the Trustee and Director of the foundation.

ITEM 4. PURPOSE OF TRANSACTION.

Filer acquired the securities reported herein for investment purposes and may, from time to time, depending on such Investor's evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of the Common Stock.

As a PIPE, the Issuer received these funds directly, for use for its general corporate obligations and operations, and issued 6,666,667 new shares in the company, raising the number of shares outstanding to approximately 113,776,004 shares.

Except as as otherwise set forth in this Item 4, the Filer has no present plans or proposals which relate to or would result in:

            (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (iii) a sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

            (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

            (v) any material change in the present capitalization or dividend policy of the Issuer;

            (vi) any other material change in the Issuer's business or corporate structure;

            (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (viii) causing a class of securities of the Issuer to cease to be quoted on The Nasdaq Stock Market, Inc.

            (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (x)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):

      The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this document.

      Such information is based upon 107,109,337 shares of common stock outstanding as of February 28, 2006, as indicated in correspondence from the Issuer.

(c):

      Other than the transactions described in response to Item 3 hereof, the filer purchased 317,157 shares of the Issuer during the past sixty days in purchases on the NASDAQ public market, for prices ranging from $0.75 to $0.82.

(d) and (e):

      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The only contracts, arrangements, understandings or relationships that currently exist between the Filer with respect to securities of the Issuer is the Stock Subscription Agreement arranging for the purchase of the 6,666,667 shares as described in Item 4, and a Non-Disclosure Agreement executed by Filer on March 8, 2006 regarding the non-disclosure of the transaction until after notice was filed with the SEC.

Except as otherwise set forth in this Filing and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Subscription agreement by and among the Filer and Issuer incorporated by reference to Appendix A of the PROSPECTUS SUPPLEMENT filed by the Issuer with the Securities and Exchange Commission on March 15, 2006.

2. PROSPECTUS SUPPLEMENT filed by the Issuer with the Securities and Exchange Commission on March 15, 2006, incorporated by reference.

There are no written agreements between the Filer and the Issuer relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and there are no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006                    SEAN O'SULLIVAN RLT

                                        By:     /s/ Sean O'Sullivan
                                            ---------------------------
                                            Name: Sean O'Sullivan
                                            Title: Trustee